

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2008

Via U.S. Mail and Fax

Mr. Daniel Mingdong WU, Chief Financial Officer
Focus Media Holding Limited
28-30/F, Zao Feng World Trading Building
369 Jiangsu Road
Shanghai, China 200050

RE: **Focus Medial Holding Limited**
    Form 20-F for the fiscal year ended December 31, 2007
    Filed May 6, 2008; amended on August 14, 2008
    File No. 0-51387

Dear Mr. Wu:

    We have completed our review of the above filing and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director